                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b) (c), AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                                (AMENDMENT NO. 2)


                               RENT-A-CENTER, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  76 009N 10 0
                                 (CUSIP Number)

                                September 9, 1999




                      (Continued on the following page(s))

CUSIP No. 76 009N 10 0                 13G/A                   Page 2 of 7 Pages
--------------------------------------------------------------------------------
 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       J. Ernest Talley
       SSN:  429 62 3515
--------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
 3)    SEC Use Only

--------------------------------------------------------------------------------
 4)    Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------


                       (5)         Sole Voting Power              4,903,166(1)
                       ---------------------------------------------------------

Number of
Shares Bene-           (6)         Shared Voting Power
ficially               ---------------------------------------------------------
Owned by
Reporting
Person With            (7)         Sole Dispositive Power         4,903,166(1)
                       ---------------------------------------------------------


                       (8)         Shared Dispositive Power
--------------------------------------------------------------------------------
 9)    Aggregate Amount Beneficially Owned by Reporting Person

               4,903,166
--------------------------------------------------------------------------------
10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                           [X]
--------------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row (9)

               20.1%(2)
--------------------------------------------------------------------------------
12)    Type of Reporting Person*

               IN
--------------------------------------------------------------------------------

       (1)    Mr. Talley has sole voting and dispositive power with respect to
              (i) 1,903,166 shares held directly by him, (ii) 2,000,000 shares held by the Talley 1999 Trust, a trust organized under the laws of the State of Texas of which Mr. Talley is the sole trustee, and
              (iii) 1,000,000 shares held by Talley Partners, Ltd., a Texas limited partnership, whose sole general partner is Talley Management, Inc., a Texas corporation, an entity controlled by Mr. Talley.

       (2)    Assumes a total of 24,291,384 shares outstanding.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76 009N 10 0                 13G/A                   Page 3 of 7 Pages
--------------------------------------------------------------------------------
 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       Talley 1999 Trust
--------------------------------------------------------------------------------
 2) Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
 3)    SEC Use Only

--------------------------------------------------------------------------------
 4)    Citizenship or Place of Organization

       Texas
--------------------------------------------------------------------------------


                       (5)         Sole Voting Power              2,000,000(1)
                       ---------------------------------------------------------

Number of
Shares Bene-           (6)         Shared Voting Power
ficially               ---------------------------------------------------------
Owned by
Reporting
Person With            (7)         Sole Dispositive Power         2,000,000(1)
                       ---------------------------------------------------------


                       (8)         Shared Dispositive Power
--------------------------------------------------------------------------------
 9)    Aggregate Amount Beneficially Owned by Reporting Person

               2,000,000
--------------------------------------------------------------------------------
10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

                                                                           [ ]
--------------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row (9)

               8.2%(2)
--------------------------------------------------------------------------------
12)    Type of Reporting Person*

               OO
--------------------------------------------------------------------------------

       (1) The Talley 1999 Trust has shared voting power with Mr. Talley, who has sole power to vote, direct the vote, dispose or direct the disposition of the 2,000,000 shares held by the Talley 1999 Trust by virtue of his position as sole trustee of the Talley 1999 Trust.

       (2)    Assumes a total of 24,291,384 shares outstanding.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The Schedule 13G filed with the Securities and Exchange Commission on February 14, 1997 (the "Original Schedule 13G") on behalf of J. Ernest Talley in connection with the common stock, par value $0.01 per share (the "Common Stock") of Rent-A-Center, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 to the Original Schedule 13G, filed on February 9, 1999, is hereby amended to reflect a series of transactions for estate planning purposes, including the transfer of 3,000,000 shares of Common Stock of the Company (the "Transferred Shares") held by Mr. Talley to entities controlled by him for the benefit of his spouse and certain of his children. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G. Item 2(a) is hereby amended and restated to read as follows:

ITEM 2(a).    NAME OF PERSON FILING:

              Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his
         Schedule 13G to reflect the transfer of 3,000,000 shares of Common Stock of the Company (the "Transferred Shares") to entities controlled by the undersigned for the benefit of his spouse and certain of his children. The undersigned has retained the power to vote, dispose or direct the disposition of the Transferred Shares.

              On September 9, 1999, Mr. Talley gifted 2,000,000 shares of the 3,000,000 Transferred Shares of Common Stock to his wife Mary Ann Talley. On September 10, 1999, Mary Ann Talley gifted such shares of Common Stock to the Talley 1999 Trust, a trust organized under the laws of the State of Texas (the "Trust"). The Trust was established for the benefit of Mrs. Talley and certain of Mr. and Mrs. Talley's children. Mr. Talley is the sole trustee of the Trust and has the sole power to vote, direct the vote, dispose or direct the disposition of the 2,000,000 shares of Common Stock held by the Trust.

              In addition, on September 9, 1999, Mr. and Mrs. Talley transferred 10,000 shares of the 3,000,000 Transferred Shares of Common Stock held by Mr. Talley to Talley Management, Inc., a Texas corporation ("Talley Management") in exchange for 51% and 49%, respectively, of all the issued and outstanding stock of Talley Management. Talley Management, in turn, transferred such shares to Talley Partners, Ltd., a Texas limited partnership (the "Partnership") in exchange for a 1% general partnership interest in the Partnership. In connection therewith, Mr. and Mrs. Talley transferred 990,000 shares of the 3,000,000 Transferred Shares of Common Stock to the Partnership in exchange for a 99% limited partnership interest in the Partnership. The Partnership was created for the benefit of certain of Mr. and Mrs. Talley's children. As a result of the foregoing transactions, 1,000,000 shares of the 3,000,000 Transferred Shares of Common Stock are held by the Partnership, of which Mr. Talley has the sole power to vote, direct the vote, dispose or direct the disposition of such shares by virtue of his majority ownership and position as President of Talley Management, the sole general partner of the Partnership.

              Mr. Talley and the Trust are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this amendment nor anything contained herein shall be deemed an admission by Mr. Talley or the Trust that a group exists.

Item 2(b) is hereby amended and restated to read as follows:

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The business address of Mr. Talley is 5700 Tennyson Parkway, Third Floor, Plano, Texas 75024. The business address of the Trust is 8914 Hames Road, Pilot Point, Texas 75258.

Item 4 is hereby amended and restated to read as follows:

ITEM 4.       OWNERSHIP:

         Mr. Talley beneficially owns 4,903,166 shares of Common Stock of the Company (the "Shares"), approximately 20.1% of the Common Stock outstanding, consisting of (i) 1,903,166 shares of Common Stock owned directly by Mr. Talley, (ii) 2,000,000 shares of Common Stock held by the Trust, of which the Mr. Talley serves as sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (iii) 1,000,000 shares of Common Stock held by the Partnership, whose sole general partner is Talley Management, of which Mr. Talley owns 51% and which Mr. Talley has sole power to vote, direct the vote, dispose or direct the disposition of such 1,000,000 shares held by the Partnership by virtue of his control of Talley Management. Mr. Talley disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, of 326,184 shares of Common Stock held by his two sons, Mark A. Talley and Matthew D. Talley.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 14, 1999                            /s/ J. Ernest Talley
                                              ------------------------------
                                              J. Ernest Talley


                                              Talley 1999 Trust

                                              /s/ J. Ernest Talley
                                              ------------------------------
                                              Name:  J. Ernest Talley
                                              Title:  Trustee

                                    EXHIBIT A

                                  SCHEDULE 13G
                             JOINT FILING AGREEMENT

         This agreement is dated as of September 14, 1999, by and between J. Ernest Talley, an individual ("Mr. Talley") and the Talley 1999 Trust, a trust organized under the laws of the State of Texas (the "Trust").

         WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under
Section 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing;

         NOW, THEREFORE, the undersigned do hereby agree as follows:

         1. The Schedule 13G ("Schedule 13G") with respect to Rent-A-Center, Inc., a Delaware corporation to which this is attached as Exhibit A is filed on behalf of Mr. Talley and the Trust. The Trust hereby authorizes Mr. Talley to file the Schedule 13G on its behalf.

         2. Each of Mr. Talley and the Trust is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first written above.

                                                 Talley 1999 Trust

                                                 /s/ J. Ernest Talley
                                                 ------------------------------
                                                 Name:  J. Ernest Talley
                                                 Title:  Trustee

                                                 /s/ J. Ernest Talley
                                                 ------------------------------
                                                 J. Ernest Talley



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